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              FILED BY: PARK NATIONAL CORPORATION PURSUANT TO RULE
                      425 UNDER THE SECURITIES ACT OF 1933

            NEWS RELEASE SUBJECT COMPANY: SECURITY BANC CORPORATION
                          (REGISTRATION NO. 333-53038)


For Release:  March 12, 2001

Contact: David C. Bowers, EVP (740) 349-3708 or Jerry Nethers, Vice President/ Director of Marketing (740) 349-3710

                            PARK NATIONAL CORPORATION
                             REPORTS MERGER APPROVAL

NEWARK, OHIO - Park National Corporation (AMEX/PRK) today announced that Park stockholders approved the proposed merger of Security Banc Corporation, Springfield, Ohio into Park National Corporation at their special meeting. Security stockholders also approved the proposed merger at their special meeting on March 9, 2001. In both instances, more than 82% of the outstanding shares were voted and more than 97% of those shares voted were in favor of the merger. The required regulatory approvals have been received and as a result, the closing of the merger transaction is scheduled for Friday, March 23, 2001.

          Park National Corporation is an Ohio-based bank holding company headquartered in Newark, Ohio whose subsidiaries include The Park National Bank, Fairfield National Division, The Richland Trust Company, Century National Bank, The First-Knox National Bank, Farmers and Savings Division, United Bank, N.A., Second National Bank, Scope Leasing, Inc., and Guardian Finance. Park National Corporation has $3.2 billion in assets, seventy-eight financial service offices and eighty-six ATMs operating in twenty Ohio counties.

           The Security merger adds a presence in six counties of the attractive central/western Ohio banking market served by the 24 financial service offices of Security's subsidiaries. The subsidiaries of Security Banc Corporation include The Security National Bank and Trust Co., The Citizens National Bank of Urbana, and The Third Savings and Loan Company. The combined organization will have a total of 102 offices in 26 Ohio counties.


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          ADDITIONAL INFORMATION AND WHERE TO FIND IT: Park has filed a
Registration Statement on SEC Form S-4, and Park and Security have filed a joint proxy statement/prospectus and other relevant documents concerning their proposed merger transaction, with the SEC. Investors and shareholders are urged to read the Registration Statement, the joint proxy statement/prospectus and any other relevant documents filed with the SEC carefully because they contain important information. Investors and shareholders may obtain free copies of the joint proxy statement/ prospectus and other documents filed by Park and Security through the website maintained by the SEC at www.sec.gov. In addition, you may obtain copies of the joint proxy statement/ prospectus and other documents filed by Park with the SEC free of charge by requesting them in writing from Park National Corporation, 50 North Third Street, Newark, Ohio 43055, Attention:
David C. Bowers, or by telephone at (740) 349-3708. You may obtain copies of documents filed with the SEC by Security free of charge by requesting them in writing from Security Banc Corporation, 40 South Limestone Street, Springfield, Ohio 45502, Attention: J. William Stapleton, or by telephone at (937) 324-6916.

          In addition to the Registration Statement and the joint proxy statement/prospectus, Park and Security file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information filed by Park or Security at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

            Park's and Security's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.